UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2023

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Preliminary Results of Operations

•	The preliminary results shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in 100 millions of Won, %)		Current Period (Second quarter of 2023)	Previous Period (First quarter of 2023)	Changes (%)	Year to Year Comparison (Second quarter of 2022)	Changes (%)
Operating Revenue	Quarterly Results	43,064	43,722	(1.51)	42,772	0.39
	Year-to-date (“YTD”) Results	86,786	43,722	—	42,772	1.30
Operating Income	Quarterly Results	4,634	4,948	(6.34)	4,324	0.83
	YTD Results	9,582	4,948	—	4,324	7.42
Profit from Continuing Operations Before Income Tax	Quarterly Results	4,498	4,209	6.88	3,270	11.69
	YTD Results	8,707	4,209	—	3,270	19.32
Profit for the Period	Quarterly Results	3,478	3,025	14.96	2,203	34.71
	YTD Results	6,503	3,025	—	2,203	35.90
Attributable To: Controlling Interests	Quarterly Results	3,292	2,905	13.31	2,113	29.67
	YTD Results	6,197	2,905	—	2,113	33.23

2. Basis: Separate

Classification (unit : in 100 millions of Won, %)		Current Period (Second quarter of 2023)	Previous Period (First quarter of 2023)	Changes (%)	Year to Year Comparison (Second quarter of 2022)	Changes (%)
Operating Revenue	Quarterly Results	31,192	31,173	0.06	31,182	0.03
	YTD Results	62,365	31,173	—	61,956	0.66
Operating Income	Quarterly Results	3,791	4,157	(8.79)	3,809	(0.47)
	YTD Results	7,948	4,157	—	7,378	7.72
Profit Before Income Tax	Quarterly Results	3,626	5,016	(27.71)	3,284	10.43
	YTD Results	8,642	5,016	—	6,670	29.57
Profit for the Period	Quarterly Results	2,728	4,222	(35.38)	2,245	21.54
	YTD Results	6,950	4,222	—	4,765	45.85

3. Source of Data	Data Provider	IR, SK Telecom
	Provided for	Analysts and Investors

	Date of Provision	August 8, 2023 / 4:00 p.m. (Seoul time)

	Location	2023 2Q Earnings Results Conference Call

	Organizing Team	IR, SK Telecom (+82-2-6100-2114)

4. Other Important Matters Relating to an Investment Decision

•  The preliminary results set forth in this report have been prepared on a consolidated basis and separate basis in accordance with International Financial Reporting Standards as adopted in Korea and may be subject to change based on the results of the audit by the Company’s external auditor.

•  For further relevant materials, please refer to the Company’s IR website at:

https://www.sktelecom.com/en/investor/lib/announce.do

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: August 8, 2023